Kobe Steel's FY2006 First Quarter Consolidated Operating Results

(April 1, 2006 – June 30, 2006)

 July 31, 2006

Company name: Kobe Steel, Ltd.
Stock exchange number: 5406
Stock exchanges where shares are listed: Tokyo, Osaka and Nagoya, Japan
Website: www.kobelco.co.jp
President & CEO: Yasuo Inubushi

1. Basis of Presenting Quarterly Financial Information

(1) Adoption of simplified accounting method: Yes
A partial simplified accounting method has been used to report tax expenses and other items.

(2) Changes in accounting methods from the most recent consolidated fiscal year: Yes
With regard to the method used to calculate the depreciation of tangible fixed assets, Kobe Steel has changed the evaluation method of machinery and equipment from the principally used straight-line method to primarily the declining-balance method. On the back of a strong demand environment, Kobe Steel anticipates that operations will remain at a high level. Thus, the financial condition and operating results would be more appropriately reflected by a more appropriate allocation of long-term capital costs. In addition, the depreciation method was also changed to further improve the financial standing through the early return on invested capital. Compared to the straight-line method, depreciation under the declining balance method increased 1,186 million yen and ordinary income decreased 955 million yen.

(3) Changes in the scope of consolidation and equity-valued method: Yes
New consolidated companies: 3 Consolidated companies excluded: 4
New equity-valued companies: 0 Equity-valued companies excluded: 5

2. Outline of Consolidated Financial Results for First Quarter of Fiscal 2006

(April 1, 2006 – June 30, 2006)

(In millions of yen, unless otherwise indicated. Amounts of less than 1 million yen have been cut.)

	1Q FY2006	1Q FY2005	% change	Full FY2005
Net sales	432,972	369,909	17.0%	1,667,313
Operating Income	49,774	50,251	(0.9%)	220,395
Ordinary income *	47,236	41,769	13.1%	176,932
Net income	26,970	23,997	12.4%	84,559
Earnings per share	8.68 yen	8.08 yen		27.93 yen
Fully diluted earnings per share	—	7.72 yen		27.24 yen

Notes:
* Also known as pretax recurring profit.
Percentages for net sales, operating income and other items show changes from the same period in the previous fiscal year.

Forecast Unchanged

Kobe Steel intends to make a forecast for fiscal 2006 (April 1, 2006 – March 31, 2007) in early September. At this time, Kobe Steel has not revised its outlook from the previous forecast.



Segment Information

(in millions of yen)

		1Q FY2006	1Q FY2005
Total sales:	Iron & Steel	192,639	182,627
	Wholesale Power Supply	15,684	14,239
	Aluminum & Copper	98,543	77,114
	Machinery	51,843	40,611
	Construction Machinery	61,462	48,110
	Real Estate	10,737	6,283
	Electronic Materials & Other Businesses	14,549	13,534
	Eliminations	(12,487)	(12,610)
	Consolidated net sales	432,972	369,909
Operating income:	Iron & Steel	23,278	31,163
	Wholesale Power Supply	4,719	4,962
	Aluminum & Copper	8,875	6,567
	Machinery	2,951	(537)
	Construction Machinery	2,914	2,269
	Real Estate	1,805	693
	Electronic Materials & Other Businesses	3,961	4,191
	Eliminations	1,268	942
	Consolidated operating income	49,774	50,251

Qualitative Information on Consolidated Operating Results

Japan's economy gradually expanded in the first quarter of fiscal 2006. With corporate earnings at high levels, private-sector capital investment increased and personal spending rose, spurred by higher incomes. Overseas, inflationary pressure continued to strengthen due to high oil prices, but in general the economy continued to grow.

In this economic environment, the Kobe Steel Group in the first quarter of fiscal 2006 (April 1, 2006 to June 30, 2006) achieved consolidated sales of 432.9 billion yen, ordinary income of 47.2 billion yen, and net income of 26.9 billion yen.

Review by Business Segment

Iron & Steel

Domestic demand continued to be strong in the automotive, shipbuilding and other manufacturing industries, and the supply and demand situation improved mainly for steel sheet products. The supply and demand environment on the whole became tighter, as domestic inventories went down to more appropriate levels.

Under these conditions, Kobe Steel strived to provide a stable supply of steel products to its customers, whose production have risen to high levels. At the same time, the Company has been carrying out careful production and shipments in response to actual demand in each field and for each product line. In terms of environmental protection and accident prevention, Kobe Steel strengthened its preventive measures by upgrading equipment and facilities and improving operations.

Wholesale Power Supply

This segment has been operating as planned. The Company expects to continue stable operations of the power station and maintain a prescribed income.

Aluminum & Copper

Although bad weather in Japan led to slumping demand for aluminum can stock for beverage containers, the IT and semiconductor fields continued to be strong. As a result, first quarter demand was strong for Kobe Steel's copper sheet for electronic materials, as well as aluminum blanks and substrates for hard disks. In the automotive industry, demand for aluminum sheet, castings and forgings, and other products steadily grew as planned. On the back of high raw material prices for aluminum and copper, inventory valuation under the average method pushed up first quarter profits by 4 billion yen.

Machinery
Capital investments in the petrochemical and energy fields continued to be active throughout the world, and particularly in the Middle East and China. As a result, at Kobe Steel orders were strong for compressors, plastics processing machinery and equipment for the energy industry. Orders contributing to sales this fiscal year progressed favorably.

Construction Machinery
Domestic demand for hydraulic excavators was strong. In overseas markets, mainly China, demand increased as anticipated.

Real Estate
Centered on property sales and the leasing business, this segment saw business proceeding as planned.

Electronic materials and Other Businesses
Demand continued to expand steadily for target material used in LCD panels.

Supplemental Information (non-consolidated)

Crude Steel Production (in millions of metric tons)

	FY2005							FY2006
	1Q	2Q	1st half	3Q	4Q	2nd half	Year	1Q
Industry total*	28.97	27.83	56.80	27.92	27.99	55.91	112.71	28.97
Kobe Steel	1.88	1.95	3.83	1.88	1.85	3.73	7.56	1.88

*Industry total refers to the total steel production of Japan's steel industry.

Kobe Steel's Sales Volume of Steel Products (in thousands of metric tons)

	FY2005							FY2006
	1Q	2Q	1st half	3Q	4Q	2nd half	Year	1Q
Domestic	1,318	1,325	2,643	1,308	1,287	2,595	5,238	1,278
Exports	380	314	694	282	287	569	1,263	310
Total	1,698	1,639	3,337	1,590	1,574	3,164	6,501	1,588

Kobe Steel's Average Steel Price (in yen per metric ton)

	FY2005							FY2006
	1Q	2Q	1st half	3Q	4Q	2nd half	Year	1Q
Ave. price*	68,000	74,700	71,300	75,300	75,600	75,500	73,300	72,800

(* Average domestic and export price)

Export Ratio of Steel Products

	FY2005							FY2006
	1Q	2Q	1st half	3Q	4Q	2nd half	Year	1Q
Quantity basis	22.4%	19.1%	20.8%	17.8%	18.2%	18.0%	19.4%	19.5%
Value basis	25.6%	21.8%	23.7%	21.0%	21.2%	21.1%	22.4%	20.9%

Investor Relations:
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E-mail www-admin@kobelco.co.jp

Media Contact:
Gary Tsuchida, Publicity Group
Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971
E-mail www-admin@kobelco.co.jp

Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan
Website www.kobelco.co.jp